KINGOLD JEWELRY, INC.

October 1, 2010

U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Kingold Jewelry, Inc. (the "Company")
Current Reports on Form 8-K dated December 28, 2009, February 4, 2010 and March 8, 2010 (the “Filings”)
File No. 001-15819

Dear Sirs:

The Company hereby acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bin Liu
Bin Liu
Chief Financial Officer